UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
   ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Truth Arts Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      January 10, 2014

Physical Address of Issuer:

1210 Hatteras Lane, Hollywood, FL 33019

Website of Issuer:

www.TruthArts.com

Current Number of Employees:

10

Financial Statements for Modern Mast Corporation*		
	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$4,895,393.78	$9,750,113
Cash & Cash Equivalents	$4,875,235.12	$3,593,417
Accounts Receivable	$0	$0
Short-term Debt	$16,584.68	$7,552
Long-term Debt	$0	$0
Revenues/Sales	$281,050.64	$0
Cost of Goods Sold	$7,624.02	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($5,207,868.03)	($4,283,710)

*On January 2, 2024, the Issuer filed a Certificate of Amendment to its Sixth Amended and Restated Certificate of Incorporation changing its name from "Modern Mast Corporation" to "Truth Arts Inc."

Financial Statements for Truth Labs LLC**		
	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	N/A	$349,390
Cash & Cash Equivalents	N/A	$5,679
Accounts Receivable	N/A	$0
Short-term Debt	N/A	$8,833
Long-term Debt	N/A	$0
Revenues/Sales	N/A	$672,432
Cost of Goods Sold*	N/A	$62,764
Taxes Paid	N/A	$0
Net Income/(Loss)	N/A	($1,182,129)

*Cost of sales in the Issuer's financial statements
** Truth Labs LLC was cancelled on January 22, 2024.

TRUTH ARTS INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Truth Arts Inc., a Delaware corporation ("**Truth Arts,**" the "**Company**," the "**Issuer**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.TruthArts.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR 1

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS 1

RISK FACTORS 1

Risks Related to the Issuer's Business and Industry 1

Risks Related to NFTs 4

Description of the Business 7

Business Plan 7

The Issuer's Products and/or Services 7

Intellectual Property 7

Governmental/Regulatory Approval and Compliance 7

Litigation 8

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS 9

Indemnification 9

CAPITALIZATION, DEBT AND OWNERSHIP 10

Capitalization 10

Outstanding Debt 15

Ownership 15

FINANCIAL INFORMATION 16

Liquidity and Capital Resources 16

Capital Expenditures and Other Obligations 16

Valuation 16

Material Changes and Other Information 16

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 17

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The consideration the Issuer will receive from Investors in this Offering will not provide cash-based funding to the Issuer and is not sufficient to sustain the Issuer's current business plan.

The Offering's primary purpose is to offer Investors the opportunity to join the Issuer's network and community, and to gain equity in the Company via the Safes. The Offering is not a mechanism that has been designed with the aim of raising capital. In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are not currently registered to conduct business in the State of Florida.

The Issuer is incorporated in and licensed to do business in the State of Delaware. The Issuer does have its own physical office in the State of Florida. The Issuer has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in Florida. The Issuer intends to engage in all such actions as promptly as possible.

We are not a reporting company at this time.

We are not a reporting company and are not subject to the reporting requirements under Section 12(g) of the Securities and Exchange Act of 1934. There can be no assurance that we will ever become a reporting company. As a result, the Safes are not freely tradeable.

Risks Related to NFTs

The value of Nonfungible Tokens ("NFTs"), any investment in NFTs, and the regulation of NFTs are uncertain and may subject us to unforeseeable risks.

NFTs are unique, one-of-a-kind digital assets made possible by certain digital asset network protocols. Because of their non-fungible nature, NFTs introduce digital scarcity and have become popular as online "collectibles," similar to physical rare collectible items, such as trading cards or art. Like real world collectibles, the value of NFTs may be prone to "boom and bust" cycles as popularity increases and subsequently subsides. Certain metadata pertaining to NFTs or the collectible itself (such as digital art) represented by the NFT may be stored "offchain," i.e., not on a decentralized digital asset network. If we or any potential third-party hosting service or platform ceases hosting relevant data relating to NFTs, such NFTs may become worthless. Because NFTs generally rely on the same types of underlying technologies as digital assets, most risks applicable to digital assets (including phishing, hacking, blockchain risks) are also applicable to NFTs. We have developed and released our own NFTs. The application of the securities laws to NFTs is particularly uncertain, as most guidance related to the application of the federal securities laws to digital assets has been applied to more fungible forms of digital assets, such as cryptocurrencies. Any determination that the NFTs we develop and release are securities under the federal securities laws would adversely affect us.

There are risks associated with issuing NFTs, including a potential finding of a violation of securities laws by a regulatory authority.

The Commission evaluates whether a particular digital asset, including an NFT, is a security based on what is commonly referred to as the Howey Test. The Howey Test looks at four factors: (i) an investment of money (ii) in a common enterprise (iii) with the expectation of profit (iv) to be derived from the efforts of others. We believe the commemorative NFTs issued by us do not meet the definition for securities under the Howey Test.

Although we believe that these NFTs are not securities, there is risk that the issuance of NFTs may be considered a public offering in violation of the federal securities laws, and perhaps certain state securities laws. For issuances that are deemed to be public offerings under federal securities laws or in violation of certain state securities laws, purchasers of such products might be granted the right to rescind the sale of these products and demand that we return the purchase price of these products. We did not receive a purchase price for these NFTs; however, there is risk that the Company may be subject to other penalties or that other remedies may apply.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets could have an adverse material effect on the successful development and adoption of our NFT and digital collectible business.

The growth of the blockchain industry in general, as well as the blockchain networks on which our NFT and digital collectible business relies, is subject to a high degree of uncertainty. The factors affecting the further development of blockchain networks and digital assets, include, without limitation:

- worldwide growth in the adoption and use of digital assets and other blockchain technologies;
- government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- the maintenance and development of the open-source software protocol of blockchain networks;
- changes in consumer demographics and public tastes and preferences;
- the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks;
- the extent to which current purchaser interest in cryptocurrencies represents a speculative "bubble;"
- the extent to which historic price volatility in cryptocurrencies and digital assets continues into the future;
- general economic conditions in the United States and the world;
- the regulatory environment relating to cryptocurrencies and blockchains; and
- a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens.

Moreover, if and to the extent we are unable to successfully expand our NFT and digital collectible business, we may incur unanticipated costs and losses, and face other adverse consequences, such as negative reputational effects. In addition, the actual effects of pursuing these initiatives may differ, possibly materially, from the benefits that we expect to realize from them, such as the generation of additional revenues.

The digital assets industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of our NFT and digital collectible business and, as a result, adversely affect the future prospects of our NFT and digital collectible business as well as our financial results and financial condition.

Digital assets are a novel asset class that carries unique risks, including extreme price volatility.

Cryptocurrencies, digital currencies, coins, tokens, NFTs, stablecoins, and other digital or crypto assets or instruments that are issued and transferred using distributed ledger or blockchain technology (collectively referred to herein as "digital assets") are a new and evolving asset class. The characteristics of particular digital assets within this broad asset class may differ significantly.

There is no guarantee that these NFTs will maintain their value as measured against fiat currencies or that such digital assets can be converted into or sold for fiat currencies. Digital assets continue to be an emerging asset class based on emerging technologies, and our use of digital assets is subject to a number of factors relating to the capabilities and development of blockchain technologies, such as the infancy of their development, their dependence on the internet and other technologies, their dependence on the role played by miners, validators and developers and the potential for malicious activity, among other factors. Further, there can be no assurance that the blockchain technology on which digital assets are transacted does not have undiscovered flaws that may allow for such digital assets to be compromised, resulting in the loss of some or all of the digital assets we hold. Finally, the intrinsic value of digital assets is particularly uncertain and difficult to determine due to the novel and rapidly changing nature of digital asset markets. There can be no assurance that digital assets will maintain their value in the future, or that acceptance of using digital assets as currency or to make payments by mainstream retail merchants and commercial businesses, or for any other uses, will continue to grow. Moreover, due to the novelty of the asset class and the evolving patchwork of regulatory oversight of digital asset markets, fraud and market manipulation are not uncommon in such markets, all of which could negatively impact the value of our digital assets and have an adverse impact on our business.

Digital ecosystems, including offerings of digital assets, are evolving and uncertain. Our NFT business is subject to unknown risks that may materially adversely affect our development.

Exploring new technologies and offering related services to customers is one of our strategies to keep our service competitive for growth of our business. However, these newly developed ideas such as crypto assets, blockchain technologies, NFTs and Metaverse are still in the process of development.

We provide NFT-related services. Unlike many other traditional business sectors, NFT is a relatively new concept and market demand may be affected by the rapidly changing popular culture and market trends. Without a sufficient historical foundation and a solid customer base, NFT-related businesses may be prone to failure if market trend changes and their popularity decreases. Individuals interested in these newly developed ideas may refrain from creating or investing in related products due to unknown risks, such as the illiquidity of secondary markets, fraud, security, pricing, etc. On the other hand, businesses or activities involving NFT-related activities may be volatile to future regulations that may significantly affect the dynamics and operation of the business. Many interested enterprises delay expansion plans into NFT-related business due to the insufficient interest, limited public trading, and the uncertainty of the regulatory environment, which may adversely affect our growth strategies, business development, operating results, and financial condition. Hence, all these uncertainties related to NFT-related business could delay the introduction of our solutions, increase our research and development expenses and reduce demand for our solutions, which would materially and adversely affect our business, financial condition and results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Truth Arts Inc. (the "**Issuer**") is an entertainment and technology company building the next global IP franchise. On January 2, 2024, the Issuer filed a Certificate of Amendment to its Sixth Amended and Restated Certificate of Incorporation changing its name from "Modern Mast Corporation" to "Truth Arts Inc." On January 3, 2024, the Issuer and Truth Labs LLC entered into an Asset Purchase Agreement, ("**APA**") pursuant to which the Issuer purchased substantially all of the assets of Truth Labs LLC, including, without limitation, intellectual property, website domain accounts, social media accounts, and web3 related accounts for the purchase price of 13,481,782 shares of common stock of the Issuer. Truth Labs LLC was a Delaware limited liability company formed on November 10, 2021 and cancelled on January 22, 2024.

The Issuer conducts business in Delaware and sells products and services through the internet throughout the United States.

Truth Arts is building the next generation global gaming and entertainment franchise. Truth Arts has released IP projects and entertainment under the names Goblintown, Grumpl, and Big Inc. Truth Arts has a cartoon TV show in development as well as three video games that will be released in Q3 of 2024.

Business Plan

Truth Arts charges for its games (known as Pay to play) and also offers in-app purchases. Truth Arts also will monetize its content with advertising and merchandise.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Goblintown Digital Collectibles	This is a digital collectible with our flagship product, Goblintown.	$2M
Grumpl Digital Collectibles	This is a digital collectible with a character in our ecosystem called Grumpl.	$500k
Illuminati Digital Collectibles	This is a digital collectible for the most important part of our ecosystem.	$1M

Customer Base

Our customer base are males between the ages of 18-36 in the US.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6330013	UPSTREAM	Service Mark	February 11, 2020	April 20, 2021	United States
98205884	GOBLIN MODE	Service Mark	October 2, 2023	Pending	United States
98205903	GOBLIN MODE	Service Mark	October 2, 2023	March 11, 2025	United States
97507690	GOBLINTOWN	Service Mark	July 18, 2022	Pending	United States
97550454	IlluminatiNFT	Service Mark	August 16, 2022	November 26, 2024	United States
98137005	MEMEDEPOT	Service Mark	August 17, 2023	Pending	United States

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alexander Taub	CEO	CEO at the Issuer (Formation – Present); responsibilities include Fundraising, Hiring, Managing	Yeshiva University (2009); BA
Michael Schonfeld	CTO	CTO at the Issuer (Feb 2014 - present); responsibilities include software development and product management	California State University (2011); BA
Sarah Wood	COO	COO at the Issuer (Nov 2020 - present); responsibilities include Operations, Fundraising Operations, Fundraising, IR Formerly Head of Operations, Head of Community	University of Michigan (2018), BBA
Jason Forest	CCO	CCO at the Issuer (November 2023 – present); responsibilities include Art, Creative VP of Product at One Second Everyday (March 2015 – October 2023) responsibilities include leading product and creative.	Pratt Institute (no degree earned); Montclair State University (2006); BA
Cesar Kuriyama	Co-founder, Special Advisor	Co-founder, Special Advisor at the Issuer (December 2023 - Present); responsibilities include leading operations and business Founder and CEO of One Second Everyday (February 2011 – Present) responsibilities include leading operations and business.	Pratt Institute (2004); BA

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Issuer entered into that certain Indemnification Agreement with Alexander Taub on April 17, 2020. The Issuer entered into that certain Indemnification Agreement with Michael Schonfeld on April 17, 2020. The Issuer entered into that certain Indemnification Agreement with Eliot Durbin on February 16, 2022. The Issuer entered into that certain Indemnification Agreement with Aaron Rinberg on December 11, 2024.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 90,010,018 shares of common stock of which 31,915,908 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**") and 37,309,574 shares of preferred stock of which 37,309,574 are issued and outstanding, par value $0.0001 per share (the "**Preferred Stock**") of which of which 4,344,320 shares are designated as Series Pre-Seed I Preferred Stock, 2,058,512 shares are designated as Series Pre-Seed II Preferred Stock, 195,617 shares are designated as Series Pre-Seed III Preferred Stock, 2,932,227 shares are designated as Series Pre-Seed IV Preferred Stock, 1,321,457 shares are designated as Series Seed I Preferred Stock, 13,056,191 shares are designated as Series Seed II Preferred Stock, 10,805,668 shares are designated as Series A Preferred Stock, and 2,595,582 shares are designated as Series A-1 Preferred Stock.

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	31,915,908
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series Pre-Seed I Preferred Stock
Amount Outstanding	4,344,320
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series Pre-Seed II Preferred Stock
Amount Outstanding	2,058,512
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series Pre-Seed III Preferred Stock
Amount Outstanding	195,617
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series Pre-Seed IV Preferred Stock
Amount Outstanding	2,932,227
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series Seed I Preferred Stock
Amount Outstanding	1,321,457
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series Seed II Preferred Stock
Amount Outstanding	13,056,191
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series A Preferred Stock
Amount Outstanding	10,805,668
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Type	Series A-1 Preferred Stock
Amount Outstanding	2,595,582
Par Value Per Share	$0.0001
Voting Rights	the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Broad Based Weighted Average as outlined in the Sixth Amended and Restated Certificate of Incorporation
Other Rights	Protective Provisions as outlined in the Sixth Amended and Restated Certificate of Incorporation
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	2014 Equity Incentive Pan
Amount Outstanding / Amount Authorized	14,935,858 / 16,298,162
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

On April 9, 2024, the Issuer completed a Regulation Crowdfunding offering pursuant to Section 4(a)(6) of the Securities Act ("**April Sharedrop Offering**") in the course of which the Issuer offered Simple Agreements for Future Equity ("**April Sharedrop SAFEs**"). There were 274 participants in the April Sharedrop Offering. The consideration provided pursuant to the April Sharedrop Offering, and therefore, no cash "payments", except for a nominal $0.01, have been made to the Issuer to purchase the April Sharedrop SAFEs. Further, certain multipliers were implemented and applied in connection with certain activities as outlined below:

- Any Investor who held a NFT from Goblintown, IlluminatiNFT, Grumpls, Big Inc, Mcgoblin Burger, and any Truth related collections and passes (Illuminati Merch Passes, Puzzlers, Believer, Accessories, Undao, etc) (each, an "**Eligible NFT**") were eligible to participate in the April Sharedrop Offering.
- The consideration required was the burning of an Eligible NFT in accordance with the below procedure which constituted an investment commitment of required consideration of $0.01 (the "**April Required Consideration**"). However, the ultimate value of the April Required Consideration reflected as the Investor's investment amount in the Sharedrop SAFE issued to the Investor in April Sharedrop Offering were subject to upward adjustment pursuant to certain Multipliers specified by the Issuer (the "**Resulting Safe Amount**"). The tiers are outlined below:

Eligible NFT Value	Tiers	Required Consideration	Multiplier	Resulting SAFE Amount

$100.00-$999.99	Tier 1	$0.01	10,000	$100.00
$1,000.00-2,499.99	Tier 2	$0.01	100,000	$1,000.00
$2,500-4,999.99	Tier 3	$0.01	250,000	$2,500.00
$5,000-9,999.999	Tier 4	$0.01	500,000	$5,000.00
$10,000-24,999.99	Tier 5	$0.01	1,000,000	$10,000.00
$25,000-49,999.999	Tier 6	$0.01	2,500,000	$25,000.00
$50,000-infinity	Tier 7	$0.01	5,000,000	$50,000.00

- The April Sharedrop SAFEs contained a valuation cap of $132,500,000.

On September 10, 2024, the Issuer completed a Regulation Crowdfunding offering pursuant to Section 4(a)(6) of the Securities Act ("**September Sharedrop Offering**") in the course of which the Issuer offered Simple Agreements for Future Equity ("**September Sharedrop SAFEs**"). There were 32 participants in the September Sharedrop Offering. The consideration provided pursuant to the September Sharedrop Offering, and therefore, no cash "payments", except for a nominal $0.01, have been made to the Issuer to purchase the September Sharedrop SAFEs. Further, certain multipliers were implemented and applied in connection with certain activities as outlined below:

- Any Investor who held a NFT from Goblintown, IlluminatiNFT, Grumpls, Big Inc, Mcgoblin Burger, and any Truth related collections and passes (Illuminati Merch Passes, Puzzlers, Believer, Accessories, Undao, etc) (each, an "**Eligible NFT**") were eligible to participate in the September Sharedrop Offering.
- The consideration required was the burning of an Eligible NFT in accordance with the below procedure which constituted an investment commitment of required consideration of $0.01 (the "**September Required Consideration**"). However, the ultimate value of the September Required Consideration reflected as the Investor's investment amount in the Sharedrop SAFE issued to the Investor in September Sharedrop Offering were subject to upward adjustment pursuant to certain Multipliers specified by the Issuer (the "**Resulting Safe Amount**"). The tiers are outlined below:

Eligible NFT Value	Tiers	Required Consideration	Multiplier	Resulting SAFE Amount
$100.00-$999.99	Tier 1	$0.01	10,000	$100.00
$1,000.00-2,499.99	Tier 2	$0.01	100,000	$1,000.00
$2,500-4,999.99	Tier 3	$0.01	250,000	$2,500.00
$5,000-9,999.999	Tier 4	$0.01	500,000	$5,000.00
$10,000-24,999.99	Tier 5	$0.01	1,000,000	$10,000.00
$25,000-49,999.999	Tier 6	$0.01	2,500,000	$25,000.00
$50,000-infinity	Tier 7	$0.01	5,000,000	$50,000.00

- The September Sharedrop SAFEs contained a valuation cap of $132,500,000.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has zero debt outstanding.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
N/A[1]	N/A	N/A

---

[1] There is no beneficial owner, either individuals or entities, of twenty percent of more.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

2023 Financial Information

Income
- Truth Labs: $672,432
- Upstream: $0
- Total: $672,432

Net Loss
- Truth Labs Net Loss: ($1,182,129)
- Upstream Net loss: ($4,283,710)
- Total Loss: ($5,465,839)

Taxable Income
- Truth Labs: $0
- Upstream: $0

Total Tax
- Truth Labs: $0
- Upstream: $0

Liquidity and Capital Resources

On September 10, 2024, the Company closed an offering pursuant to Regulation CF and there were 32 participants.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The Safes were priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	$12,511,270.00	10,805,668	General Working Capital	February 16, 2022	Section 4(a)(2)
Series A-1 Preferred Stock	$3,999,999.52	2,595,582	General Working Capital	May 16, 2022	Section 4(a)(2)
Stock Options	N/A, Exercise Price of $0.28	996,016	N/A	August 31, 2023	Rule 701
Stock Options	N/A, Exercise Price of $0.12	194,837	N/A	November 11, 2024	Rule 701
Common Stock	$1,456,032.48	12,133,604	Stock Issued as Purchase Price of Truth Labs LLC assets from All Too Well LLC	January 3, 2024	Section 4(a)(2)
Crowd Sharedrop SAFE	$2.74	274 Participants	N/A	April 9, 2024	Reg CF
Crowd Sharedrop SAFE	$134,400 worth of SAFEs claimed	32 Participants	N/A	September 10, 2024	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- Reuben Taub is the Father of Alexander Taub. On July 7, 2020 Reuben Taub purchased 608,325 Shares of the Series Pre-Seed IV Preferred Shares. On July 8, 2020, Reuben Taub signed a Side Letter in respect to his purchase of the Series Pre-Seed IV Preferred Shares granting him information rights, and right of first offer. Pursuant to the Offer Notice of Financing dated January 26, 2022, Reuben Taub has forfeited his right of first offer.
- On January 10, 2014, the Issuer entered into the Restricted Stock Purchase Agreement with Alexander Taub for the purchase of 4,000,000 shares of Common Stock for the total purchase price of $400.
- On January 10, 2014, the Issuer entered into the Restricted Stock Purchase Agreement with Michael Schonfeld for the purchase of 4,000,000 shares of Common Stock for the total purchase price of $400.
- The Issuer entered into the Restricted Stock Purchase Agreement with Alexander Taub dated as of April 17, 2020 for the purchase of 5,210,000 shares of Common Stock for a total purchase price of $9,899.
- The Issuer entered into the Restricted Stock Purchase Agreement with Michael Schonfeld dated as of April 17, 2020 for the purchase of 5,210,000 shares of Common Stock for a total purchase price of $9,899.
- The Issuer entered into the Notice of Grant of Stock Option with Alexander Taub dated as of December 23, 2020.
- The Issuer entered into the Notice of Grant of Stock Option with Michael Schonfeld dated as of December 23, 2020.
- The Issuer entered into the Notice of Grant of Stock Option with Alexander Taub dated February 15, 2021 for the purchase of 4,500,000 shares of Common Stock.
    - On December 1, 2023, the Issuer cancelled the Notice of Grant of Stock Option with Alexander Taub for 3,020,232 shares pursuant to that certain Option Cancellation Agreement.
    - In connection with the APA, the Company entered into a Restricted Stock Purchase Agreement with Alexander Taub for the purchase of 3,020,232 shares of Common Stock.
- The Issuer entered into the Notice of Grant of Stock Option with Michael Schonfeld dated February 15, 2021 for the purchase of 4,500,000 shares of Common Stock.
- Michael Schonfeld is the brother of Daniel A. Schonfeld. Daniel A. Schonfeld is a consultant of the Company and is the holder of 147,750 shares of Common Stock and 267,647 Stock Options.
    - The Issuer entered into the Restricted Stock Purchase Agreement with Daniel A. Schonfeld dated June 22, 2020, for the purchase of the 147,750 shares, which are subject to a vesting schedule, for a total purchase price of $280.73.
    - The Issuer entered into a Restricted Stock Award with Daniel A. Schonfeld dated April 17, 2020, for the purchase of the 68,580 shares, which are subject to a vesting schedule.
- Zhanna Schonfeld is the wife of Daniel A Schonfeld. Zhanna Schonfeld is an employee of the Company and is the holder of 791,357 shares of Common Stock and 535,293 Stock Options.
    - The Issuer entered into the Restricted Stock Purchase Agreement with Zhanna Schonfeld dated June 22, 2020, for the purchase of the 791,357 shares, which are subject to a vesting schedule, for a total purchase price of $1,503.58. On February 15, 2021, Zhanna Schonfeld was granted an additional 535,293 options to purchase Common Stock.
- On March 18, 2022, Alexander Taub, the Issuer, and certain other sellers and purchasers entered into that Secondary Stock Purchase Agreement, pursuant to which Alexander Taub sold (i) 159,293 shares of Common Stock for a total purchase price of $175,214.02 to Panoramic Venture Fund 5, LP, (ii) 668,018 shares of Common Stock for a total purchase price of $734,785.07 to Panoramic Venture Fund 5-QP, LP, and (iii) 81,822 shares of Common Stock for a total purchase price of $89,999.95 to Boldstart Ventures V L.P.
- On March 18, 2022, Michael Schonfeld, the Issuer, and certain other sellers and purchasers entered into that Secondary Stock Purchase Agreement, pursuant to which Michael Schonfeld sold (i) 554,571 shares of Common Stock for a total purchase price of $609,999.27 to Boldstart Ventures V L.P. and (ii) 354.562 shares of Common Stock for a total purchase price of $389,999.77 to Alpaca VC Fund III LP.
- On May 16, 2022, Alexander Taub, the Issuer, and certain other sellers and purchasers entered into that Secondary Stock Purchase Agreement, pursuant to which Alexander Taub sold 512,284 shares of Common Stock for a total purchase price of $749,999.15 to StepStone VC Early Stage II, L.P.
- On May 16, 2022, Michael Schonfeld, the Issuer, and certain other sellers and purchasers entered into that Secondary Stock Purchase Agreement, pursuant to which Michael Schonfeld sold (i) 62,773 shares of Common Stock for a total purchase price of $91,901.56 to StepStone VC Early Stage II, L.P., (ii) 107,200 shares of Common Stock for a total purchase price of $156,944.02 to StepStone VC Early Stage II-G, L.P., (iii) 46,509 shares of Common Stock for a total purchase price of $68,090.58 to StepStone VC Early Stage II-K, L.P., and (iv) 295,802 shares of Common Stock for a total purchase price of $433,063.01 to Knollwood Digital Asset Fund LLC.

- On May 16, 2022, Reuben Taub, the Issuer, and certain other sellers and purchasers entered into that Secondary Stock Purchase Agreement, pursuant to which Reuben Taub sold (i) 270,866 shares of Series Seed II Preferred Stock for a total purchase price of $417,426.18 to StepStone VC Early Stage II, L.P., (ii) 2,219 shares of Series Pre-Seed IV Preferred Stock for a total purchase price of $3,419.66 to StepStone VC Early Stage II, L.P., (iii) 50,907 shares of Series Pre-Seed IV Preferred Stock for a total purchase price of $78,451.76 to StepStone VC Early Stage II-G, L.P., (iv) 22,086 shares of Series Pre-Seed IV Preferred Stock for a total purchase price of $34,036.30 to StepStone VC Early Stage II-K, L.P., and (v) 173,038 shares of Series Pre-Seed IV Preferred Stock for a total purchase price of $266,665.41 to Knollwood Digital Asset Fund LLC.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Truth Arts Inc.

By:

/s/ Alexander Taub

(Signature)

Alexander Taub

(Name)

Chief Executive officer

(Title)

I, Alexander Taub, the Chief Executive Officer of Truth Arts Inc., certify that the financial statements of Truth Arts Inc. included in this Form are true and complete in all material respects.

By:

/s/ Alexander Taub

(Signature)

Alexander Taub

(Name)

Chief Executive officer

(Title)

April 30, 2025

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alexander Taub

(Signature)

Alexander Taub

(Name)

Director

(Title)

April 30, 2025

_____
(Date)

/s/ Michael Schonfeld
_____
(Signature)

Michael Schonfeld
_____
(Name)

Director
_____
(Title)

April 30, 2025
_____
(Date)

/s/ Aaron Rinberg
_____
(Signature)

Aaron Rinberg
_____
(Name)

Director
_____
(Title)

April 30, 2025
_____
(Date)

/s/ Eliot Durbin
_____
(Signature)

Eliot Durbin
_____
(Name)

Director
_____
(Title)

April 30, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Truth Arts Inc
Balance Sheet
As of December 31, 2024

ASSETS
Current Assets
Bank Accounts

Coinbase	$	165.10
CryptoCurrency (Truth Wallet)		92,508.84
JP Morgan Chase		393,179.47
Mercury Checking (6060)		75,000.19
Mercury Treasury		378,938.93
Morgan Stanley XX0788		3,887,177.81
SVB Checking Account		48,264.78
Total Bank Accounts	**$**	**4,875,235.12**

Other Current Assets

Prepaid - EShares	$	1,088.75
Prepaid - Insurance		10,519.96
Total Other Current Assets	**$**	**11,608.71**
Total Current Assets	**$**	**4,886,843.83**

Fixed Assets

Computers	$	62,998.73
Computers		(62,998.73)
Total Computers	**$**	**-**
Total Fixed Assets	**$**	**-**

Other Assets

Web Domain		8,549.95
Total Other Assets	**$**	**8,549.95**
TOTAL ASSETS	**$**	**4,895,393.78**

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable

Accounts Payable (A/P)	$	5,956.00
Total Accounts Payable	**$**	**5,956.00**

Credit Cards

Ramp Credit Card		10,628.68
Total Credit Cards	**$**	**10,628.68**
Total Current Liabilities	**$**	**16,584.68**
Total Liabilities	**$**	**16,584.68**

Equity

Equity Financing Costs	$	(159,153.15)
Investor Funds		
A1 Shares		3,999,999.52
Additional Paid in Capital		1,432,024.44
CS Ledger		23,186.38
PS Certificate Ledger		1,199,988.98
PSIV Certificates		499,974.14
Series A Certificate		12,511,270.00
SSIPS Certificates		2,499,999.45
Total Investor Funds		**$ 22,166,442.91**
Opening Balance Equity		(794.00)
Owners Equity		343,711.00
Retained Earnings		(12,263,529.63)
Net Income		(5,207,868.03)
Total Equity		**$ 4,878,809.10**
TOTAL LIABILITIES AND EQUITY		**$ 4,895,393.78**

Truth Arts Inc
Profit and Loss by Month
for the months January through December 31, 2024

Income

Merchandise Income	$	6,739.23
NFT Income		274,311.41
Total Income	**$**	**281,050.64**

Cost of Goods Sold

Gas Fees		7,624.02
Total Cost of Goods Sold	**$**	**7,624.02**
Gross Profit	**$**	**273,426.62**

Expenses

Advertising and Marketing		0.00
Customer.io		3,427.61
Google Ads		6,044.32
LinkedIn		783.72
Printing		626.59
Public Relations		8,000.00
Technology - Advertising		1,412.47
Twitter		19,913.37
Total Advertising and Marketing	**$**	**40,208.08**
Bank Fees		0.00
Bank Fees and Charges		882.15
Shopify Fees		289.00
Total Bank Fees	**$**	**1,171.15**
Business Development		1,065.00
Calendy		652.16
Hubspot		3,086.61
Total Business Development	**$**	**4,803.77**
Consultants		0.00
Animation		42,635.46
Consultant - D Brandl		75,000.00
Consultant - Papi (Bi-monthly summaries)		1,200.05
Consultant - Zachary Cherry		21,649.43
Consultants - Other		59,240.53
Contractor - Ten Daisies		10,000.00
Contractor Payments		411,175.91
Illluminati Dow		3,001.00

Total Consultants	$	623,902.38
Employee Related		0.00
Computer Hardware		3,898.92
Gym		1,607.46
Payroll Admin Fee		19,064.69
Total Employee Related	$	24,571.07
Game Development		0.00
Consultant - Main Leaf Game		122,039.53
Consultant - Nifty Labs		86,747.15
Consultant - Odyssey Games		50,000.00
Project Mayhem		97,226.00
Total Game Development	$	356,012.68
Legal and Professional Fees		0.00
Accounting and Tax		128,147.56
Audit Fees		58,000.00
Legal Fees - Corporate / HR		246,240.89
Legal Fees - Crypto Business		44,552.65
Risk and Compliance (Tamarisk Lane)		75,000.00
Web3 Advisory		100,000.00
Total Legal and Professional Fees	$	651,941.10
Office Software		-238.35
Dropbox		1,847.03
Google		8,536.62
Jira/ Atlassian		89.60
Notion		1,445.98
Office Software - Other		30,410.04
Office Supplies		34,834.43
Quickbooks/ Xero		1,734.84
Slack		2,692.06
Software - Shareholder		13,065.00
Superhuman		330.00
Typeform		203.00
Zoom		1,568.19
Total Office Software	$	96,518.44
Other Business Expense		
Co Working and Rent		1,054.16
Computers and Electronics		249.00
Dues and Subscriptions		13.95
Insurance		18,548.76
Other		7,053.16
Postage		1,877.18

Utilities		1,969.73
Total Other Business Expense	$	**30,765.94**
Payroll and Taxes		0.00
Contractors - Justworks		648,553.10
Employee Benefits		723,915.09
Payroll Taxes		191,591.79
Salaries and Wages		2,243,971.77
Workmans Compensation		6,326.53
Total Payroll and Taxes	$	**3,814,358.28**
Product Expense		
Production Expense		1,050.58
Total Product Expense	$	**11,050.58**
Taxes Paid		9,542.16
Technology Expense		0.00
Adobe		3,692.34
Airtable		1,211.19
AWS		14,068.86
Bugsnag		662.00
Cloudfare		3,817.06
Figma		3,282.00
Forest Admin		1,290.00
Github		676.00
Log DNA		302.22
Retool		598.80
Software - Various		10,852.36
Stream.io		6,519.48
Technology - Various		29,847.55
Total Technology Expense	$	**76,819.86**
Travel		
Employee Reimbursement		49,083.27
Hotel and Lodging		110.63
Meals		23,052.77
Taxi		1,546.36
Travel - Other		6,120.02
Total Travel	$	**79,913.05**
Total Expenses	$	**5,821,578.54**
Net Operating Income	$	**(5,548,151.92)**
Other Income		
Gain/(Loss) on Crypto		25,561.14
Gain/(Loss) on Investment		20,174.07

Interest Income		245,220.26
Mainstreet		(63,989.20)
Sponsorship Income		6,000.00
Unrealized gains/losses		107,317.62
Total Other Income	**$**	**340,283.89**
Other Expenses		
Depreciation Expense		0.00
Total Other Expenses	**$**	**340,283.89**
Net Other Income	**$**	**340,283.89**
Net Income	**$**	**(5,207,868.03)**

MODERN MAST CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

WITH SUMMARIZED COMPARATIVE INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2022

RB | **RICH &**
BANDER
CERTIFIED PUBLIC ACCOUNTANTS

MODERN MAST CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2023
(WITH SUMMARIZED COMPARATIVE INFORMATION FOR 2022)

	Page No.
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1-2
FINANCIAL STATEMENTS:	
Balance Sheet	3
Statement of Income	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-13

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

INDEPENDENT ACCOUNTANT'S REPORT

To the Directors of
Modern Mast Corporation
Hollywood, FL

We have reviewed the accompanying financial statements of Modern Mast Corporation (a New York limited liability company), which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Modern Mast Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Report on Summarized Comparative Information

We have previously reviewed Modern Mast Corporation's 2022 financial statements, and we were not aware of any material misstatements on those financial statements in our report dated February 21, 2024. In our opinion, the summarized comparative information presented herein as of and for the year ended December 31, 2022, is consistent, in all material respects, with the financial statements from which it has been derived.

79 MADISON AVENUE SECOND FLOOR NEW YORK, NY 10016
Tel: (212) 684-2470 Fax: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rich and Bander, LLP

New York, NY
June 21, 2024

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

MODERN MAST CORPORATION
BALANCE SHEET
DECEMBER 31, 2023
WITH SUMMARIZED COMPARATIVE INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2022

		2023		2022
ASSETS				
Current assets				
Cash and cash equivalents	$	3,593,417	$	13,895,212
Marketable securities		6,145,683		-
Prepaid expenses		2,463		144,588
Total current assets		**9,741,563**		**14,039,800**
Noncurrent assets				
Property and equipment		-		49,721
Intangible assets		8,550		-
Total noncurrent assets		**8,550**		**49,721**
TOTAL ASSETS	$	**9,750,113**	$	**14,089,521**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued expenses	$	7,552	$	63,250
Total liabilities		**7,552**		**63,250**
Stockholders' Equity				
Series A Convertible Preferred Stock : $0.0001 par value, 37,309,574 shares authorized, 37,309,574 shares issued and outstanding as of December 31, 2022		3,731		3,731
Common stock : $0.0001 par value, 75,629,123 shares authorized, 53,314,816 shares issued, 19,782,304 oustanding		1,978		1,978
Additional paid-in capital		22,001,580		22,001,580
Accumulated deficit		(12,256,305)		(7,972,595)
Other comprehensive loss		(8,423)		(8,423)
		9,742,561		14,026,271
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**9,750,113**	$	**14,089,521**

MODERN MAST CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023
WITH SUMMARIZED COMPARATIVE INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2022

	2023	2022
Revenue	$ -	$ -
Operating Expenses		
Advertising	$ 15,355	$ 66,313
Bank charges	1,280	2,745
Contractor labor	3,378,607	2,349,275
Depreciation	11,167	7,705
Dues and subscriptions	11,495	199,626
Employee benefits	397,691	299,442
Insurance	7,491	6,221
Legal	115,024	117,790
Office expenses	81,256	113,964
Payroll administration	8,111	13,121
Payroll taxes	87,798	119,682
Product expenses	5,832	-
Professional services	379,467	159,714
Rent	-	5,600
Taxes	27,667	6,132
Technology	69,754	174,673
Travel, meals and entertainment	79,923	181,271
	4,677,918	3,823,274
Other income		
Research and development tax credit	17,086	113,748
Sponsorship	-	9,150
Realized gain on investment	84,374	-
Unrealized gain on investment	49,886	-
Interest Income	242,862	-
	394,208	122,898
Income before provision for income taxes	394,208	122,898
Net loss	$ 4,283,710	$ 3,700,376

MODERN MAST CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2023
WITH SUMMARIZED COMPARATIVE INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2022

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Loss	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
January 1, 2022	23,908,327	$ 2,391	19,782,304	$ 1,978	5,615,850	$ (4,272,219)	(8,423)	$ 1,339,577
Issuance of preferred stock	13,401,247	1,340	-	-	16,508,457	-	-	16,509,797
Issuance costs	-	-	-	-	(122,727)	-	-	(122,727)
Net Loss	-	-	-	-	-	(3,700,376)	-	(3,700,376)
December 31, 2022	37,309,574	$ 3,731	19,782,304	$ 1,978	22,001,580	$ (7,972,595)	(8,423)	$ 14,026,271
Net Loss	-	-	-	-	-	(4,283,710)	-	(4,283,710)
December 31, 2023	37,309,574	$ 3,731	19,782,304	$ 1,978	22,001,580	$ (12,256,305)	(8,423)	$ 9,742,561

MODERN MAST CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023
WITH SUMMARIZED COMPARATIVE INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2022

	2023	2022
Cash flows from operating activities:		
Net income	$ (4,283,710)	$ (3,700,376)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation	11,167	7,705
Realized gain on investments	(85,374)	-
Unrealized gain on investments	(52,235)	-
(Increase) decrease in operating assets:		
Other assets	49,721	(7,306)
Intangible assets	(8,550)	-
Prepaid expenses	142,125	(17,706)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(55,698)	(25,445)
Total adjustments	1,156	(42,752)
Net cash provided by operating activities	(4,282,554)	(3,743,128)
Cash flows from investing activities:		
Purchase of property and equipment	-	(25,513)
Proceeds from sale of marketable securities	15,885,444	-
Purchase of marketable securities	(21,904,685)	-
Net cash used in investing activities	(6,019,241)	(25,513)
Cash flows from financing activities:		
Procceeds from issuance of stock	-	16,509,797
Stock issuance costs	-	(122,727)
Net cash provided by financing activities	-	16,387,070
Foreign currency translation adjustment	-	
Net increase in cash and cash equivalents	(10,301,795)	12,618,429
Cash and cash equivalents, beginning of year	13,895,212	1,276,783
Cash and cash equivalents, end of year	$ 3,593,417	$ 13,895,212
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

Modern Mast Corporation was incorporated in Delaware in 2014. The Company was in the process of researching, developing, and creating a market for an application call Upstream. Upstream was a professional groups application that allowed professionals to join online communities, give and get help, host office hours, and attend digital networking events.

In November 2021, the Company's operations changed to focus on researching, developing, and creating an application that simplifies the creation and management of decentralized autonomous organizations.

Prior to 2020, the Company's operations were not related to the research and development of the Upstream application. Certain Company assets associated with previous operations were sold prior to January 1, 2020.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents. The Company has $3,593,417 in cash equivalents as of December 31, 2023.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Fair Value Measurements and Fair Value of Financial Instruments

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with Accounting Standards Codification ("ASC") Topic 820.

The carrying amounts reported in the balance sheets for cash, accounts payable and accrued expenses approximate their fair market value based on the short-term maturity of these instruments.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of individual assets or classes of assets, which range from 3 to 5 years.

Normal repair and maintenance expenditures are expensed as incurred. Expenditures which materially increase values or extend useful lives are capitalized. Replacements are capitalized and the property and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in income. Depreciation expense for the year ended December 31, 2023 was $7,705.

Capitalized Software Costs

Costs incurred to develop internal-use software including game development, are expensed as incurred during the preliminary project stage. Internal-use software development costs are capitalized during the application development stage, which is after: (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the expected useful life of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. Through December 31, 2023, no development costs have been capitalized.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Income Tax Status

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, at an effective tax rate of 21%, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities consist primarily of a net operating loss carryforward and timing differences in depreciation methods used for tax and financial statement purposes. As of December 31, 2023 the Company has no tax liabilities.

The Company determines the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return by applying a more-likely-than-not evaluation process. The process requires affirmative evaluation that it is more-likely-than-not, based on the technical merits of a tax position, that the Company is entitled to economic benefits resulting from position taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements, and additional disclosures about uncertain tax positions are required.

The Company's evaluation as of December 31, 2023 revealed no tax positions that, if overturned, would have a material impact on the financial statements. The 2020 through 2022 tax years remain subject to examination by the Internal Revenue Service as well as certain state and local taxing authorities. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Research and Development

Research and development costs incurred in the development of the Company's products are expensed as incurred and include costs such as labor and outside development costs, software license fees, materials, and other allocated costs incurred.
Liquidity and Going Concern

Advertising Costs

The Company's policy is to expense advertising costs as they are incurred.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), which requires lessees to recognize leases on the combining statement of financial position and disclose key information about leasing arrangements. The new ASU establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the combining statement of financial position for most leases with terms longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of the expense recognition in the combining statement of activities. The effective date for this standard has been delayed to annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the combining financial statements, with practical expedients available.

Contract Balances

Contract assets are recognized when the Company has satisfied a contract obligation but must satisfy other performance obligations before being entitled to payment, or when the Company has the right to bill a customer before satisfying any or some of the performance obligations. Contract liabilities are recognized when the Company has an obligation to perform services to a customer for which the Company has received advanced consideration or when payment is due prior to satisfying any or some of the performance obligations.

3) **FAIR VALUE MEASUREMENTS**

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of its investments in mutual funds that are classified as available-for-sale on a recurring basis. The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.

3) FAIR VALUE MEASUREMENTS (CONT'D)

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Investments in Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Organization are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Organization are deemed to be actively traded.

Cash and Cash Equivalents, Short-Term Financial Instruments, Promises to Give, Insurance Fees Receivable, Tuition Fees Receivable, Other Receivables, and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2023:

	Total	Level 1	Level 2	Level 3
Mutual funds:				
Fixed income funds	$ 6,145,683	$ 6,145,683	-	-
Total	$ 6,145,683	$ 6,145,683	$ -	$ -

3) STOCKHOLDERS' EQUITY

At December 31, 2023, the authorized capital stock of the Company consists of 75,629,123 shares of Common Stock par value $0.0001 per share. At December 31, 2023, the authorized shares of Series A Preferred stock are 37,309,574 with a par value of $0.0001.

At December 31, 2023 there were 53,314,816 shares of common stock issued and 19,782,304 shares outstanding.

At December 31, 2023, there were 37,309,574 shares of preferred stock authorized, issued and outstanding.

Voting

Each share of preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock except as follows:

- Holders of a majority of the Series Seed II preferred stock are entitled to elect, voting as a separate class, one member of the Company's board of directors.

- Holders of a majority of the common stock are entitled to elect, each voting separately as a class, two members of the Company's board of directors.

Dividends

Preferred stockholders are entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock. No dividends have been declared or paid on the Company's preferred stock.

Liquidation Preference

In the event of any liquidation, dissolutions, or winding-up of the Company, the preferred stockholders shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to the issuance price per share, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, plus any accrued and unpaid dividends.

After payment of the liquidation preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.

Conversion

Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock.

4)   **EQUITY INCENTIVE PLAN**

In May 2014, the Company adopted an equity incentive plan (the Plan) pursuant to which the Board of Directors may grant incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, and restricted stock unit awards of the Company's common stock to employees, directors, and consultants. The Plan authorizes grants up to 1,371,594 stock awards. In December 2020, the Plan was restated to authorize an additional 11,135,000 shares of common stock. Stock awards must be granted with an exercise price equal to the stock's fair market value at the date of grant. Stock awards generally vest over a four-year period starting from the date specified in each agreement.

At December 31, 2023, there were 11,144,290 shares available for the Company to grant under the Plan.

5)   **CONCENTRATIONS OF RISK**

The Company maintains its cash balance at a major financial institution. The balances, at times, may exceed federally insured limits. As of December 31, 2023 $2,674,349 exceeded federally insured limits.

The Company experienced no credit loss as a result of its cash accounts at Silicon Valley Bank during its March 2023 failure.

6)   **SUBSEQUENT EVENTS**

In January 2024, the Company completed a merger with Truth Labs, Inc.

Management has evaluated subsequent events through June 21, 2024 which is the date the financial statements were available to be issued.

TRUTH LABS, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

(WITH SUMMARIZED COMPARATIVE INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2022)

RB | **RICH & BANDER**

CERTIFIED PUBLIC ACCOUNTANTS

TRUTH LABS, LLC
TABLE OF CONTENTS
DECEMBER 31, 2023
(WITH SUMMARIZED COMPARATIVE INFORMATION FOR 2022)

	Page No.
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1-2
FINANCIAL STATEMENTS:	
Balance Sheet	3
Statement of Income	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-13

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

INDEPENDENT ACCOUNTANT'S REPORT

To the Directors of
Truth Labs, LLC
Hollywood, FL

We have reviewed the accompanying financial statements of Truth Labs, LLC (a New York limited liability company), which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the year ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Truth Labs, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Report on Summarized Comparative Information

We have previously reviewed Truth Labs, LLC's 2022 financial statements, and we were not aware of any material misstatements on those financial statements in our report dated February 2, 2024. In our opinion, the summarized comparative information presented herein as of and for the year ended December 31, 2022, is consistent, in all material respects, with the financial statements from which it has been derived.

79 MADISON AVENUE SECOND FLOOR NEW YORK, NY 10016
Tel: (212) 684-2470 Fax: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Emphasis of Matter

As discussed in Note 1 of the financial statements, as of and for the year ended December 31, 2023, Truth Labs, Inc. adopted Financial Accounting Standards Board Accounting Standard Codification 350-06, *Crypto Assets : Accounting for and Disclosure of Crypto Assets*, using the cumulative-effective transition method. Our opinion is not modified with respect to the matter.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rich and Bander, LLP

New York, NY
July 3, 2024

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

TRUTH LABS, LLC
BALANCE SHEET
DECEMBER 31, 2023
(WITH SUMMARIZED COMPARATIVE INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2022)

	2023	2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 5,679	$ 42,011
Intangible assets, net	343,711	847,858
Total current assets	**349,390**	**889,869**
TOTAL ASSETS	**$ 349,390**	**$ 889,869**
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ -	$ 1,603
Loan to Officer	8,833	-
Total current liabilities	**8,833**	**1,603**
TOTAL LIABILITIES	**8,833**	**1,603**
MEMBERS' EQUITY	340,557	888,266
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 349,390**	**$ 889,869**

TRUTH LABS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023
(WITH SUMMARIZED COMPARATIVE INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2022)

	2023	2022
Revenues		
NFT Income - Secondary Sales	$ 643,132	$ 11,223,779
Merchandise Sales	29,300	97,323
	672,432	11,321,102
Less: cost of sales	62,764	148,449
Gross profit	609,668	11,172,653
Selling, general and administrative expenses		
Consultants	1,722,310	6,485,343
Selling and marketing	53,573	609,390
Professional and legal fees	15,899	226,356
Travel, meals, and entertainment	24,639	30,499
Office expenses	55,198	26,403
Technology	31,740	4,825
Bank fees	4,339	4,415
Other business expenses	9,381	414
	1,917,079	7,387,645
(Loss)/Income from operations	(1,307,411)	3,785,008
Other income (expense)		
Dividend income	6,499	520
Realized gain/loss on digital assets	225,771	-
Unrealized gain/loss on digital assets	(195,761)	(2,897,262)
Miscellaneous income	88,773	-
	125,282	(2,896,742)
Net (loss)/income	$ (1,182,129)	$ 888,266

TRUTH LABS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023
(WITH SUMMARIZED COMPARATIVE INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2022)

Balance at Inception	$	-
Net income		888,266
Balance at December 31, 2022	**$**	**888,266**
Net loss		(1,182,129)
Contributions by members		634,420
Balance at December 31, 2023	**$**	**340,557**

TRUTH LABS, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023
WITH SUMMARIZED COMPARATIVE INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2022

	2022	**2022**
Cash flows from operating activities:		
Net income	$ (1,182,129)	$ 888,266
Adjustments to reconcile net income to net cash		
(used by)/provided by operating activities:		
Digital assets received as consideration	(672,432)	(11,223,779)
Digital assets paid as consideration	1,146,569	7,478,659
Realized gain/loss on digital assets	225,771	-
Unrealized gain/loss on digital assets	(195,761)	2,897,262
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(1,603)	1,603
Accrued Salaries	8,833	-
Total adjustments	511,377	(846,255)
Net cash (used by)/provided by operating activities	(670,752)	42,011
Cash flows from financing activities:		
Owner investment	634,420	-
Net cash (used in) provided by financing activities	634,420	-
Net (decrease)/increase in cash and cash equivalents	(36,332)	42,011
Cash and cash equivalents, beginning of year	42,011	-
Cash and cash equivalents, end of year	$ 5,679	$ 42,011
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

Truth Labs, LLC. (the "Company") was incorporated in the state of Delaware on November 10, 2021 ("Inception"). The Company develops, designs, acquires, and manages non-fungible tokens (NFTs) for unique and exclusive features, rewards, and opportunities. In addition to developing proprietary games, the Company benefits from secondary sales in the NFT market. They also have built an exclusive following and earn revenue from merchandise sales.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include estimates of current and deferred income taxes and deferred tax valuation allowances.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Fair Value Measurements and Fair Value of Financial Instruments

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with Accounting Standards Codification ("ASC") Topic 820.

The carrying amounts reported in the balance sheets for cash, accounts payable and accrued expenses approximate their fair market value based on the short-term maturity of these instruments.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Accounting for Digital Currencies and Other Digital Assets

The Company accounts for digital currencies and other digital assets as investments in securities to be valued at fair market value cost in accordance with ASC 350, Intangibles — Crypto Assets. The Company plans to dispose of cryptocurrency received as a form of payment into fiat currency. The Company held $343,711 as of December 31, 2023.

Digital assets are measured using the exact timestamp from the Etherscan receipt from the transaction, a level two fair valuation. Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation and deflation, and the global political and economic conditions.

The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able to liquidate its holdings of digital assets at its desired price if required depending upon market fluctuations. A decline in the market prices for digital assets could negatively impact the Company's future operations.

The Company has not hedged the conversion of any of its sales of digital assets. Digital assets have a limited history and the fair value historically has been very volatile. Historical performance of digital assets is not indicative of their future performance.

Capitalized Software Costs

Costs incurred to develop internal-use software including game development, are expensed as incurred during the preliminary project stage. Internal-use software development costs are capitalized during the application development stage, which is after: (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the expected useful life of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. Through December 31, 2023, no development costs have been capitalized.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Income Tax Status

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations. No such interest and penalties have been accrued as of December 31, 2023.

Revenue, Revenue Recognition and Receivables

The Company recognizes revenue when the following criteria have been met: persuasive The Company follows Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). This standard establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. ASC 606 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

The Company generates revenue from the following sources:

Sale of NFTs - Revenue generated from such sales will be recognized upon delivery of the NFT to the customer which is when the Company completes its sole performance obligation. The Company sells the NFTs at market rate. Through third-party payment providers, the customer pays for the NFT by using digital currencies, which includes Bitcoin or Ethereum. If payment is made in digital currency, the customer will send the digital currency to the Company's custodial wallet and revenue will be recorded in USD at the transaction price charged for the NFT. The Company will then convert some of the digital currency to USD. Upon conversion of the digital currency to USD, the Company will recognize a gain or loss equal to the difference between the cost of the digital currency acquired versus the price of the digital currency when converted. NFTs are automatically delivered to the customer via smart contract at the time of sale or minting. As it is a simultaneous process, the Company's performance obligation has been met in accordance with ASC 606 upon the customer remitting payment for the NFT. In the unlikely case of force majeure and the NFT has not been delivered, the Company will recognize a contract liability until such time that the performance obligation has been met. Fees incurred by the Company, including network fees, will be netted against such NFT revenues. Accordingly, NFT revenues will be reflected net of the related expenses.

Merchandise - Revenue transactions associated with the sale of merchandise comprise a single performance obligation, which consists of the sale of products to customers either through a third party website to consumer channels. The Company satisfies the performance obligation and records revenues net of cost of goods sold, when transfer of control to the customer has occurred, based on the terms of sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product. The transaction price is determined based upon the invoiced sales price, less anticipated sales returns, discounts and miscellaneous claims from customers. Payment is due at the time of sale for all digital commerce transactions.

Each type of revenue source will be specifically identifiable and revenue shall be recognized based on the Company's respective revenue recognition policy. All revenues under NFT contracts are priced and reported in USD. All revenues generated by the Company shall be recognized in accordance with ASC Topic 606, "Revenue from Contracts with Customers."

Accounts Receivable – Fee revenues that are expected to be collected within one year are recorded as accounts receivable at net realizable value. The Company uses the direct write-off method to determine uncollectible accounts receivable. Receivables more than 90 days past due are evaluated for collectability.

The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expensed as incurred when the amortization period is less than a year.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Research and Development

Research and development costs incurred in the development of the Company's products are expensed as incurred and include costs such as labor and outside development costs, software license fees, materials, and other allocated costs incurred.
Liquidity and Going Concern

Advertising Costs

The Company's policy is to expense advertising costs as they are incurred.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Leases* (Topic 842), require greater disaggregation of income tax disclosures related to the income tax rate reconciliation and income taxes paid. The amendment also requires disclosure of income or loss from continuing operations disaggregated between foreign and domestic, and disclosure of income tax expense disaggregated by federal, state, and foreign. The effective date for this standard is for years beginning after December 15, 2025 for non-publicly traded companies. A prospective basis transition approach is required.

Contract Balances

Contract assets are recognized when the Company has satisfied a contract obligation but must satisfy other performance obligations before being entitled to payment, or when the Company has the right to bill a customer before satisfying any or some of the performance obligations. Contract liabilities are recognized when the Company has an obligation to perform services to a customer for which the Company has received advanced consideration or when payment is due prior to satisfying any or some of the performance obligations.

Costs of Revenue

Costs of revenue consist of direct costs associated with minting new NFTs on the Ethereum blockchain network.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Adoption of Accounting Standard

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-08, *Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets*. The amendments in ASU 2023-08 require that an entity measure crypto assets at fair value in the statement of financial position each reporting period and recognize changes from remeasurement in net income. The amendments also require that an entity provide enhanced disclosures for both annual and interim reporting periods to provide financial statement users with relevant information to analyze and assess the exposure and risk of significant individual crypto asset holdings. In addition, fair value measurement aligns the accounting required for holders of crypto assets with the accounting for entities that are subject to certain industry-specific guidance (such as investment companies) and eliminates the requirement to test those assets for impairment. The Company early adopted the standard, using a cumulative-effect adjustment to owners equity.

2) **FAIR VALUE MEASUREMENTS**

The Organization uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of its investments in mutual funds that are classified as available-for-sale on a recurring basis. The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Organization bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Organization's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Investments in Cryptocurrency

Valued at the daily closing price as reported by the exchange with the greatest liquidity.

Cash and Cash Equivalents, Short-Term Financial Instruments, Promises to Give, Insurance Fees Receivable, Tuition Fees Receivable, Other Receivables, and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2023:

	Total	Level 1	Level 2	Level 3
Cryptocurrency:				
Ethereum	$ 343,711	$ 343,711	$ -	$ -
Total	$ 343,711	$ 343,711	$ -	$ -

The Company obtains its digital assets as consideration for it's revenue. During the year, $672,432 was received as consideration. The cost basis at December 31, 2023 was $282,670.

3) REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company's revenues of $643,132 were all performance obligations that were satisfied at a point in time for the period ended December 31, 2023.

4) RELATED PARTY TRANSACTIONS

During the period ended December 31, 2023, the Company utilized the services of one of its members as a consultant. The Company recognized $3,910 in related expenses during the period ended December 31, 2023.

5)   **CONCENTRATIONS OF RISK**

The Company maintains its cash balance at a major financial institution. The balances, at times, may exceed federally insured limits. As of December 31, 2023 there are no uninsured cash balances.

For the year ended December 31, 2023, there are no concentrations related to revenues.

6)   **SUBSEQUENT EVENTS**

In January 2024, the Company completed a merger with Modern Mast Corporation.

Management has evaluated subsequent events through July 3, 2024, which is the date the financial statements were available to be issued.